

For Immediate Release – Calgary, Alberta
TSX, NYSE: BXE

BELLATRIX TO PRESENT AT THE UPCOMING 2015 NBF ENERGY CONFERENCE AND ANNOUNCES UPDATED COMMODITY RISK MANAGEMENT CONTRACTS

CALGARY, ALBERTA (February 6, 2015) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE) is pleased to announce that Ray Smith, President & CEO, and Steve Toth, VP Investor Relations will be attending the 2015 NBF Energy Growth Income Conference on Wednesday, February 11, 2015 in Toronto, Ontario.

Bellatrix recently added to its 2015 risk management program with the addition of 50 MMcf/d of natural gas fixed price swaps for the period of March 1 through December 31, 2015 at C$2.95/Mcf. Additionally 3,000 bbl/d of fixed price crude oil hedges were entered into for the period of February 1 through December 31, 2015 at C$70.34/bbl. Including our previously announced hedging contracts, the Company has protected approximately 90% of forecast natural gas volumes through the summer season (April through October) compared with the mid-point of our current annual average production guidance range.

In summary, Bellatrix has the following natural gas and crude oil commodity price risk management contracts in place for 2015. The conversion of $/GJ to $/Mcf is based on an average corporate heat content of 40.8 Mj/m3 and oil hedges are Canadian dollar WTI equivalent. All hedges denoted in Canadian dollars.

Product	Period	Volume	Average Price
Natural gas	March 1, 2015 to March 31, 2015	50 MMcf/d	$2.95/Mcf
Natural gas	April 1, 2015 to October 31, 2015	157 MMcf/d	$2.93/Mcf
Natural gas	November 1, 2015 to December 31, 2015	50 MMcf/d	$2.95/Mcf
Crude oil	February 1, 2015 to December 31, 2015	3,000 bbl/d	$70.34/bbl

A copy of the updated corporate presentation is available on Bellatrix's website at http://www.bellatrixexp.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com